4675 MacArthur Court, Suite 800	J. Nathan Jensen
Newport Beach, California 92660	Vice President and General Counsel
949.437.1000
Facsimile: 949.424.8285

www.cleanenergyfuels.com

VIA EDGAR

October 30, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

RE:                                 Clean Energy Fuels Corp.

Registration Statement on Form S-3, as amended

Initially Filed August 6, 2015

File No. 333-206121

Request for Acceleration

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Clean Energy Fuels Corp., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at 4:00 p.m., New York City time, on November 3, 2015, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)                                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                               the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)                            the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CLEAN ENERGY FUELS CORP.

By:	/s/ J. Nathan Jensen
J. Nathan Jensen
Vice President and General Counsel

cc:	Lisa M. Kohl, Esq., Securities and Exchange Commission
Dean Brazier, Esq., Securities and Exchange Commission